

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2019

Scott A. Richardson
Chief Financial Officer
Celanese Corp
222 West Colinas Blvd, Suite 900N
Irving, Texas 75039-5421

     Re: Celanese Corp
         Form 10-K for Fiscal Year Ended December 31, 2018
         Filed February 7, 2019
         File No. 001-32410

Dear Mr. Richardson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing and Construction